UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Canopus Biopharma, Inc. dba Blue Heaven Coffee, Inc.
(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

628635104

(CUSIP Number)

August, 09, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 628635104	13G	Page 2 of 5

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Mango Innovation LLC EIN: 30-1313451
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization State of Colorado

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 67,419,000
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 67,419,000
	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 67,419,000 shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row 0.0989
12	Type of Reporting Person (see instructions) CO

CUSIP No. 628635104	13G	Page 3 of 5

Item 1	(a)	Name of Issuer. Canopus Biopharma, Inc., a Wyoming corporation

	(b)	Address of Issuer’s Principal Executive Offices. 26 S. Rio Grande St, #2072 Salt Lake City, Utah 84101 Attn: Justin De Four, President

Item 2	(a)	Name of Person Filing. Mango Innovation LLC

	(b)	Address of Principal Business Office, or, if none, Residence. 110 16TH ST., STE 1400 #208 DENVER, COLORADO 80202

	(c)	Citizenship or Place of Organization. State of Colorado

	(d)	Title of Class of Securities. Common Stock.

	(e)	CUSIP Number. 628635104

Item 3	If this person statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d- 1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 628635104	13G	Page 4 of 5

Item 4	Ownership.

(a)	Amount beneficially owned: 67,419,000 shares

(b)	Percent of class: 9.98%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 67,419,000 shares

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 67,419,000

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 628635104	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15th, 2023

/s/ Derrick Boddie
Signature

Derrick Boddie / CEO